                                                                    Exhibit 99.1

(CSM LETTERHEAD)


NEWS RELEASE

--------------------------------------------------------------------------------

INVESTOR CONTACTS:

Suresh Kumar                                   Clarence Fu
(1) 408.941.1110                               (65) 6360.4060
sureshk@charteredsemi.com                      cfu@charteredsemi.com


MEDIA CONTACTS:
Chartered U.S.:                                Chartered Singapore:
Tiffany Sparks                                 Maggie Tan
(1) 408.941.1185                               (65) 6360.4705
tiffanys@charteredsemi.com                     tanmaggie@charteredsemi.com


All currency figures stated in this report are in US dollars.

The financial statement amounts in this report are determined in accordance with US GAAP.

In order to provide investors additional information regarding the Company's financial results as determined in accordance with US GAAP, in this report Chartered also provides information on its total business base revenues, which include the Company's share of Silicon Manufacturing Partners ("Revenues including Chartered's share of SMP"). Silicon Manufacturing Partners (SMP or Fab
5) is a minority-owned joint-venture company and under US GAAP reporting, SMP revenues are not consolidated into Chartered's revenues ("Revenues"). References to revenues including Chartered's share of SMP in this report are therefore not in accordance with US GAAP. To ensure clarity, in Appendix A of this report we have included a reconciliation table which provides comparable data based on revenues determined in accordance with US GAAP, which do not include the Company's share of SMP.


                CHARTERED REPORTS RESULTS FOR THIRD QUARTER 2003


o REVENUES OF $137.7 MILLION, UP 8% SEQUENTIALLY COMPARED TO GUIDANCE OF UP APPROXIMATELY 5% TO 8% SEQUENTIALLY

o LOSS PER ADS, INCLUDING UNUSUAL ITEMS, OF $0.30 COMPARED TO LOSS OF $0.56 IN 3Q 2002, AND GUIDANCE OF $0.30 TO $0.34 LOSS

o LOSS PER ORDINARY SHARE, INCLUDING UNUSUAL ITEMS, OF $0.03 COMPARED TO LOSS OF $0.06 IN 3Q 2002

o    4Q REVENUES EXPECTED TO BE UP OVER 20% SEQUENTIALLY

SINGAPORE - October 23, 2003 - Chartered Semiconductor Manufacturing (Nasdaq:
CHRT and SGX-ST: CHARTERED), one of the world's top three dedicated semiconductor foundries, today announced its results for third quarter 2003.

"In the third quarter, we saw improvement in each of the market sectors that Chartered serves, and our expectation is that further improvement will take place in the fourth quarter," said Chia Song Hwee, president & CEO of Chartered. "Revenues of our total business base in the third quarter were up 32% year-over-year and 14% sequentially. The progress we are continuing to make this year in advanced technology and in utilization of mature capacity contributed to the growth. Revenues from advanced technologies were up 50% compared to the fourth quarter of 2002. Revenues of our 0.13-micron product offering increased over 45% sequentially, and now represent 8% of total revenues compared to 1% in the final quarter of last year. Since the fourth quarter of last year, we have increased shipments of mature technology wafers by 58%, and we are in the early stages of seeing additional benefits from the four-point plan to rationalize and improve utilization of mature capacity, announced in February.

"During the quarter, we also made several important announcements that reinforce the progress Chartered is making in executing on our strategy. In a sign of the growing acceptance of the Chartered-IBM process platform, Infineon announced that it would join the team at the 65-nanometer node, bringing additional strength and expertise, and further expanding market reach. Chartered also detailed the silicon deliverables for our NanoAccess(TM) technologies at 90 nanometer and rolled out our NanoAccess Alliance. Finally, in-line with the plan outlined in February, Chartered announced the establishment of a new business relationship in China. Collaborating with Chinese foundry CSMC-Tech, Chartered will sell six-inch equipment from Fab 1 to the new venture and transfer certain mature technologies in exchange for cash and an equity stake. In addition to providing a potential income stream, the arrangement provides another avenue for broadening Chartered's exposure to the rapidly evolving China market," Chia said.

SUMMARY OF THIRD QUARTER 2003 PERFORMANCE

o Revenues were $137.7 million, up 7.9% compared to second quarter 2003. Revenues including Chartered's share of SMP were $185.3 million, up 13.6% from $163.1 million in the previous quarter, due to increases in all major market sectors with the largest contribution coming from the communication sector. The largest percentage increase occurred in the consumer sector which reached its highest revenue level since fourth quarter 2000. Compared to third quarter 2002, revenues were up 6.3% from $129.5 million. Revenues including Chartered's share of SMP were up 32.0% from $140.4 million in the year-ago quarter, driven primarily by the communication sector and to a lesser extent the consumer sector.

o Gross loss was $21.7 million, or negative 15.8% of revenues, an improvement from a loss of $27.3 million, or negative 21.1% of revenues in the year-ago quarter, primarily due to higher revenues and lower depreciation. Compared to second quarter 2003, gross loss improved $10.7 million, also primarily due to higher revenues and lower depreciation.

o Research and development (R&D) expenses were $30.3 million, an increase of 44.8% from the year-ago quarter, primarily due to increased investments to accelerate the Company's technology roadmap which provides customers a breadth of processes, enabling systems-level integration. Beginning in first quarter 2003, R&D expenses include Chartered's share of expenses related to the IBM joint-development agreement, announced in November 2002.

o Sales and marketing expenses were $8.3 million, a decline of 27.3% from $11.4 million in the year-ago quarter, primarily due to lower financial support for customer prototyping activities.

o General and administrative (G&A) expenses were $10.8 million, an increase of 6.7% compared to $10.1 million in the year-ago quarter, and an increase of 145.2% compared to $4.4 million in second quarter 2003. The second quarter included a gain of $4.9 million resulting from equipment disposition. Excluding this gain, second quarter 2003 G&A expense would have been $9.3 million.

o Other operating expenses were $3.3 million, all related to Fab 1 restructuring expense.

o    Equity in income (loss) of our minority-owned joint-venture fab, SMP (Fab
     5), was an income of $8.8 million compared to a loss of $21.5 million in the year-ago quarter, primarily due to significantly higher revenues.

o Other income was $4.6 million compared to $7.3 million in the year-ago quarter, and $8.6 million in second quarter 2003. The third quarter 2002 included significantly higher grant income related to our R&D and training activities. The second quarter included a gain of $5.9 million associated with intellectual property licensing. Excluding this gain, second quarter 2003 other income would have been $2.7 million.

o None of the losses in our consolidated joint-venture fab, Chartered Silicon Partners (CSP or Fab 6), were allocated to the minority interest in third quarter, compared to $8.5 million in the year-ago quarter. CSP remained in a negative net worth position in third quarter 2003; therefore, Chartered continued to recognize 100% of the joint-venture's results, which were a loss of $48.5 million in the quarter. At the end of the quarter, CSP's net worth was negative $114.7 million.

o Net loss was $75.9 million, or negative 55.1% of revenues, compared to a net loss of $89.4 million, or negative 69.0% of revenues, in the year-ago quarter. Included in third quarter 2003 net loss was a $3.3 million Fab 1 restructuring expense. Net loss was also unfavorably impacted by $23.8 million due to the CSP accounting treatment discussed above.

o Loss per American Depositary Share (ADS) and loss per share in third quarter 2003 were $0.30 and $0.03 respectively, compared with a loss per ADS and loss per share of $0.56 and $0.06 respectively in third quarter 2002. Average ADS count and ordinary share count increased by 90.8 million and 908.1 million respectively, primarily due to the eight-for-ten rights offering completed in October 2002.


WAFER SHIPMENTS AND AVERAGE SELLING PRICES

o Shipments in third quarter 2003 were 153.7 thousand wafers (eight-inch equivalent), an increase of 37.4% compared to 111.9 thousand wafers (eight-inch equivalent) in third quarter 2002. Shipments in third quarter 2003 increased by 9.7% compared to 140.1 thousand wafers (eight-inch equivalent) shipped in second quarter 2003. Shipments including Chartered's share of SMP were 185.0 thousand wafers (eight-inch equivalent), an increase of 55.6% compared to 118.8 thousand (eight-inch equivalent) in third quarter 2002. Shipments including Chartered's share of SMP in third quarter 2003 increased by 10.9% compared to 166.8 thousand wafers (eight-inch equivalent) shipped in second quarter 2003.

o ASP decreased 1.7% from $911 per wafer in second quarter 2003 to $896 per wafer in third quarter 2003, primarily due to product mix, partially offset by higher shipments of 0.13-micron wafers. ASP including Chartered's share of SMP increased 2.4% from $978 per wafer in second quarter 2003 to $1,002 per wafer in third quarter 2003.


CAPACITY AND UTILIZATION

o Capacity utilization in third quarter 2003 was 59% compared to 39% in the year-ago quarter, and 55% in second quarter 2003. Capacity in third quarter 2003 was up approximately 3% sequentially. Capacity utilization is based on total wafer shipments and total capacity, both of which include our share of SMP.


                                UTILIZATION TABLE


DATA INCLUDING CHARTERED'S SHARE OF SMP
--------------------------------------------------------------------------------
Thousand 8" equivalent        3Q 2002    4Q 2002   1Q 2003    2Q 2003   3Q 2003
--------------------------------------------------------------------------------
  Total wafers shipped         118.8      118.9     135.4      166.8     185.0
--------------------------------------------------------------------------------
  Total capacity               304.6      301.1     297.8      305.4     313.7
--------------------------------------------------------------------------------
      Utilization                 39%        39%       45%        55%       59%
--------------------------------------------------------------------------------

MARKET DYNAMICS

The following business statistics tables provide information on revenues including Chartered's share of SMP by market sector, region and technology.


                           BREAKDOWN BY MARKET SECTOR

REVENUES INCLUDING CHARTERED'S SHARE OF SMP               Percentage of Total
--------------------------------------------------------------------------------
                      3Q 2002    4Q 2002    1Q 2003    2Q 2003    3Q 2003
--------------------------------------------------------------------------------
   Communications       39%        47%        43%        49%        49%
--------------------------------------------------------------------------------
   Computer             46%        40%        43%        34%        33%
--------------------------------------------------------------------------------
   Consumer             12%         9%        10%        14%        15%
--------------------------------------------------------------------------------
   Other                 3%         4%         4%         3%         3%
================================================================================
       Total           100%       100%       100%       100%       100%
--------------------------------------------------------------------------------


                               BREAKDOWN BY REGION

REVENUES INCLUDING CHARTERED'S SHARE OF SMP           Percentage of Total
---------------------------------------------------------------------------
                     3Q 2002     4Q 2002    1Q 2003    2Q 2003    3Q 2003
---------------------------------------------------------------------------
   Americas            73%         62%        57%        59%        62%
---------------------------------------------------------------------------
   Europe              14%         16%        25%        21%        18%
---------------------------------------------------------------------------
   Asia-Pacific         8%         15%        13%        15%        15%
---------------------------------------------------------------------------
   Japan                5%          7%         5%         5%         5%
===========================================================================
       Total          100%        100%       100%       100%       100%
---------------------------------------------------------------------------


                        BREAKDOWN BY TECHNOLOGY (MICRON)

REVENUES INCLUDING CHARTERED'S SHARE OF SMP               Percentage of Total
-------------------------------------------------------------------------------
                     3Q 2002      4Q 2002    1Q 2003     2Q 2003     3Q 2003
-------------------------------------------------------------------------------
  0.13 and below         0%          1%          1%          6%          8%
-------------------------------------------------------------------------------
  Up to 0.15             0%          2%          9%          8%         15%
-------------------------------------------------------------------------------
  Up to 0.18            40%         36%         33%         22%         16%
-------------------------------------------------------------------------------
  Up to 0.25            19%         19%         15%         17%         20%
-------------------------------------------------------------------------------
  Up to 0.35            21%         24%         23%         25%         23%
-------------------------------------------------------------------------------
  Above 0.35            20%         18%         19%         22%         18%
===============================================================================
      Total            100%        100%        100%        100%        100%
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
  0.18 and below        40%         39%         43%         36%         39%
-------------------------------------------------------------------------------


RECENT HIGHLIGHTS AND EVENTS

o Chartered, IBM and Infineon announced a joint development agreement to accelerate the move to 65-nanometer semiconductor manufacturing process technology. Under this multi-year engagement, Chartered, IBM, and Infineon plan to jointly develop a common advanced foundry process at 65 nanometer, as well as variants tuned for high performance and low power. The companies are also exploring extensions to 45-nanometer technology. To assist foundry customers in designing with these technologies, the companies have also agreed to work together with third-party providers to provide a robust ecosystem of optimized design tools.

     This announcement is an extension of the Chartered-IBM joint development agreement announced in November 2002, to drive a common foundry process platform that scales from 90 nanometer through next-generation 65-nanometer technology and provides a path to 45 nanometer.

o Chartered detailed the deliverables for its NanoAccess SoC manufacturing technologies at the 90-nanometer node, which are based on the Chartered-IBM process platform, and also announced immediate availability of design manuals and SPICE models. Initial process qualification for both FTEOS and low-k dielectric options is targeted for completion by the first quarter of 2004.

o Chartered also announced formation of the NanoAccess Alliance in support of its manufacturing technologies at 90 nanometer and beyond. Under the NanoAccess Alliance, Chartered and more than 15 leading third-party companies are pre-qualifying 90-nanometer design solutions for earlier silicon validation and lower risk production of leading-edge integrated circuits and system-on-chip devices.

o Chartered entered into an arrangement with CSMC Technologies (CSMC-Tech), in order to leverage its equipment assets in Fab 1, technology and expertise in mature processes. The announcement also marked a significant milestone toward executing to its fab rationalization plan. Under the arrangement, Chartered will sell equipment, transfer and license selected proven mature process technologies, and provide the required operational assistance to CSMC-Tech for a total of $33 million, in cash and an equity stake.


REVIEW AND OUTLOOK

"Based on the current demand levels from our customers, we expect the fourth quarter to be a strong one for Chartered, particularly in the computer and consumer sectors of our business," said George

Thomas, vice president & CFO of Chartered. "Beyond the current quarter, visibility remains limited in the industry, with the strength of holiday sales always difficult to predict at this time of the year.

"In the fourth quarter, Chartered revenue growth should once again be aided by the gains we are making in advanced technology. We expect the revenue contribution from 0.18-micron and below products to be in the low 40s, and 0.13-micron revenues to be up sequentially in both dollar terms and as a percent of total.

"In modeling Chartered's business, based on the current structure, we estimate that the quarterly revenue range required to break-even at the net income level is approximately $250-$270 million, depending on mix and average selling price assumptions. Revenues in this model include our share of SMP, and net income excludes the impact of the CSP accounting treatment related to its negative net worth," Thomas said.

The outlook for the fourth quarter 2003 is as follows:

                                                -------------------------------------------------------
                                                  3Q 2003                  4Q 2003 Guidance
                                                -------------------------------------------------------
                                                   Actual     Midpoint and range     Sequential change
-------------------------------------------------------------------------------------------------------
Revenues                                          $137.7M     $171.0M, +/- $3M       Up 22% to 26%
-------------------------------------------------------------------------------------------------------
Revenues including Chartered's share of SMP       $185.3M     $221.0M, +/- $4M       Up 17% to 21%
-------------------------------------------------------------------------------------------------------
ASP                                               $896        $906, +/- $20          Down 1% to up 3%
-------------------------------------------------------------------------------------------------------
ASP including Chartered's share of SMP            $1,002      $1,005, +/- $25        Down 2% to up 3%
-------------------------------------------------------------------------------------------------------
Utilization                                       59%         66%, +/- 2% points                -
-------------------------------------------------------------------------------------------------------
Gross loss                                        $21.7M      $0M, +/- $4M                      -
-------------------------------------------------------------------------------------------------------
Net loss (a)                                      $75.9M      $50.0M, +/- $5M                   -
-------------------------------------------------------------------------------------------------------
Loss per ADS                                      $0.30       $0.20, +/- $0.02                  -
-------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------
Net loss without unusual items (a)                $72.6M      $47.0M, +/- $5M                   -
-------------------------------------------------------------------------------------------------------

(a) Includes loss impact due to CSP accounting treatment of $23.8M in 3Q 2003 and $17.0M in 4Q 2003.


The fourth quarter forecast includes a projected capacity increase of 19.1 thousand eight-inch equivalent wafers.

WEBCAST CONFERENCE CALL TODAY

Chartered will be discussing its third quarter 2003 results and fourth quarter 2003 outlook on a conference call today, October 23, 2003, at 8:30 a.m. Singapore time (US time 5:30 p.m. PT/8:30 p.m. ET, October 22, 2003). A webcast of the conference call will be available to all interested parties on Chartered's Web site at www.charteredsemi.com, under Investor Relations, or at http://ir.charteredsemi.com.


MID-QUARTER GUIDANCE

The Company provides a guidance update midway through each quarter. For fourth quarter 2003, the Company anticipates issuing its mid-quarter guidance update, via news release, on Tuesday, December 2, 2003, Singapore time.

                                   APPENDIX A

                          US GAAP RECONCILIATION TABLE

In order to provide investors additional information regarding the company's financial results as determined in accordance with US GAAP, in this report Chartered also provides information on its total business base revenues, which include the Company's share of Silicon Manufacturing Partners ("Revenues including Chartered's share of SMP"). SMP is a minority-owned joint-venture company and under US GAAP reporting, SMP revenues are not consolidated into Chartered's revenues ("Revenues"). References to revenues including Chartered's share of SMP in this report are therefore not in accordance with US GAAP. To ensure clarity, the tables below provide a reconciliation.

--------------------------------------------------------------------------------------------------------------
                                                                                                   4Q 2003
                                                        3Q 2002       2Q 2003        3Q 2003       GUIDANCE
                                                        ACTUAL         ACTUAL        ACTUAL        MIDPOINT
--------------------------------------------------------------------------------------------------------------
Revenues(a)                                             $129.5M       $127.6M        $137.7M        $171.0M
--------------------------------------------------------------------------------------------------------------
Chartered's share of SMP revenues                        $10.9M        $35.5M         $47.6M         $50.0M
--------------------------------------------------------------------------------------------------------------
Revenues including SMP                                  $140.4M       $163.1M        $185.3M        $221.0M
--------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------
ASP(a)                                                   $1,157          $911           $896           $906
--------------------------------------------------------------------------------------------------------------
ASP of Chartered's share of SMP revenues                 $1,554        $1,331         $1,522         $1,600
--------------------------------------------------------------------------------------------------------------
ASP including Chartered's share of SMP                   $1,181          $978         $1,002         $1,005
--------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------
Net loss(a)(b)                                           $89.4M        $90.0M         $75.9M         $50.0M
--------------------------------------------------------------------------------------------------------------
Total unusual items gain/(loss)                               -         $4.4M        $(3.3)M        $(3.0)M
--------------------------------------------------------------------------------------------------------------
  - Fab 1 restructuring charge                                -       $(3.8)M        $(3.3)M        $(3.0)M
--------------------------------------------------------------------------------------------------------------
  - Intellectual property licensing and gain on
    equipment disposition                                     -         $8.2M              -              -
--------------------------------------------------------------------------------------------------------------
Net loss without unusual items(b)                        $89.4M        $94.4M         $72.6M         $47.0M
--------------------------------------------------------------------------------------------------------------

(a) Determined in accordance with US GAAP
(b) Includes loss impact due to CSP accounting treatment of $22.4M in 2Q 2003, $23.8M in 3Q 2003 and $17.0M in 4Q 2003

                           BREAKDOWN BY MARKET SECTOR

REVENUES (US GAAP)                                                                       Percentage of Total
------------------------------------------------------------------------------------------------------------
                                         3Q 2002       4Q 2002       1Q 2003       2Q 2003       3Q 2003
------------------------------------------------------------------------------------------------------------
   Communications                            40%           45%           43%           47%           45%
------------------------------------------------------------------------------------------------------------
   Computer                                  45%           40%           39%           32%           33%
------------------------------------------------------------------------------------------------------------
   Consumer                                  12%           10%           13%           17%           18%
------------------------------------------------------------------------------------------------------------
   Other                                      3%            5%            5%            4%            4%
------------------------------------------------------------------------------------------------------------
       Total                                100%          100%          100%          100%          100%
------------------------------------------------------------------------------------------------------------


CHARTERED'S SHARE OF SMP REVENUES                                                        Percentage of Total
------------------------------------------------------------------------------------------------------------
                                         3Q 2002       4Q 2002       1Q 2003       2Q 2003       3Q 2003
------------------------------------------------------------------------------------------------------------
   Communications                            31%           60%           45%           59%           58%
------------------------------------------------------------------------------------------------------------
   Computer                                  61%           36%           53%           39%           33%
------------------------------------------------------------------------------------------------------------
   Consumer                                   7%            3%            1%            2%            8%
------------------------------------------------------------------------------------------------------------
   Other                                      1%            1%            1%            0%            1%
------------------------------------------------------------------------------------------------------------
       Total                                100%          100%          100%          100%          100%
------------------------------------------------------------------------------------------------------------


REVENUES INCLUDING CHARTERED'S SHARE OF SMP                                              Percentage of Total
------------------------------------------------------------------------------------------------------------
                                         3Q 2002       4Q 2002       1Q 2003       2Q 2003       3Q 2003
------------------------------------------------------------------------------------------------------------
   Communications                            39%           47%           43%           49%           49%
------------------------------------------------------------------------------------------------------------
   Computer                                  46%           40%           43%           34%           33%
------------------------------------------------------------------------------------------------------------
   Consumer                                  12%            9%           10%           14%           15%
------------------------------------------------------------------------------------------------------------
   Other                                      3%            4%            4%            3%            3%
------------------------------------------------------------------------------------------------------------
       Total                                100%          100%          100%          100%          100%
------------------------------------------------------------------------------------------------------------


                               BREAKDOWN BY REGION

REVENUES (US GAAP)                                                                       Percentage of Total
------------------------------------------------------------------------------------------------------------
                                         3Q 2002       4Q 2002       1Q 2003       2Q 2003       3Q 2003
------------------------------------------------------------------------------------------------------------
   Americas                                  77%           65%           63%           64%           64%
------------------------------------------------------------------------------------------------------------
   Europe                                    10%           13%           15%           16%           13%
------------------------------------------------------------------------------------------------------------
   Asia-Pacific                               8%           15%           16%           16%           19%
------------------------------------------------------------------------------------------------------------
   Japan                                      5%            7%            6%            4%            4%
------------------------------------------------------------------------------------------------------------
       Total                                100%          100%          100%          100%          100%
------------------------------------------------------------------------------------------------------------


CHARTERED'S SHARE OF SMP REVENUES                                                        Percentage of Total
------------------------------------------------------------------------------------------------------------
                                         3Q 2002       4Q 2002       1Q 2003       2Q 2003       3Q 2003
------------------------------------------------------------------------------------------------------------
   Americas                                  24%           43%           40%           44%           55%
------------------------------------------------------------------------------------------------------------
   Europe                                    62%           38%           53%           40%           33%
------------------------------------------------------------------------------------------------------------
   Asia-Pacific                               8%           16%            5%           10%            4%
------------------------------------------------------------------------------------------------------------
   Japan                                      6%            3%            2%            6%            8%
------------------------------------------------------------------------------------------------------------
       Total                                100%          100%          100%          100%          100%
------------------------------------------------------------------------------------------------------------

REVENUES INCLUDING CHARTERED'S SHARE OF SMP                                              Percentage of Total
------------------------------------------------------------------------------------------------------------
                                         3Q 2002       4Q 2002       1Q 2003       2Q 2003       3Q 2003
------------------------------------------------------------------------------------------------------------
   Americas                                  73%           62%           57%           59%           62%
------------------------------------------------------------------------------------------------------------
   Europe                                    14%           16%           25%           21%           18%
------------------------------------------------------------------------------------------------------------
   Asia-Pacific                               8%           15%           13%           15%           15%
------------------------------------------------------------------------------------------------------------
   Japan                                      5%            7%            5%            5%            5%
------------------------------------------------------------------------------------------------------------
       Total                                100%          100%          100%          100%          100%
------------------------------------------------------------------------------------------------------------


                        BREAKDOWN BY TECHNOLOGY (MICRON)

REVENUES (US GAAP)                                                                       Percentage of Total
------------------------------------------------------------------------------------------------------------
                                         3Q 2002       4Q 2002       1Q 2003       2Q 2003       3Q 2003
------------------------------------------------------------------------------------------------------------
    0.13 and below                            0%            0%            1%            8%           10%
------------------------------------------------------------------------------------------------------------
    Up to 0.15                                0%            0%            0%            0%            0%
------------------------------------------------------------------------------------------------------------
    Up to 0.18                               35%           32%           24%           12%            8%
------------------------------------------------------------------------------------------------------------
    Up to 0.25                               21%           18%           17%           20%           27%
------------------------------------------------------------------------------------------------------------
    Up to 0.35                               22%           29%           32%           32%           31%
------------------------------------------------------------------------------------------------------------
    Above 0.35                               22%           21%           26%           28%           24%
------------------------------------------------------------------------------------------------------------
       Total                                100%          100%          100%          100%          100%
------------------------------------------------------------------------------------------------------------


CHARTERED'S SHARE OF SMP REVENUES                                                        Percentage of Total
------------------------------------------------------------------------------------------------------------
                                         3Q 2002       4Q 2002       1Q 2003       2Q 2003       3Q 2003
------------------------------------------------------------------------------------------------------------
    0.13 and below                            1%            3%            0%            1%            0%
------------------------------------------------------------------------------------------------------------
    Up to 0.15                                0%           15%           33%           35%           58%
------------------------------------------------------------------------------------------------------------
    Up to 0.18                               96%           61%           59%           58%           40%
------------------------------------------------------------------------------------------------------------
    Up to 0.25                                3%           21%            8%            6%            2%
------------------------------------------------------------------------------------------------------------
    Up to 0.35                                0%            0%            0%            0%            0%
------------------------------------------------------------------------------------------------------------
    Above 0.35                                0%            0%            0%            0%            0%
------------------------------------------------------------------------------------------------------------
       Total                                100%          100%          100%          100%          100%
------------------------------------------------------------------------------------------------------------


REVENUES INCLUDING CHARTERED'S SHARE OF SMP                                              Percentage of Total
------------------------------------------------------------------------------------------------------------
                                         3Q 2002       4Q 2002       1Q 2003       2Q 2003       3Q 2003
------------------------------------------------------------------------------------------------------------
    0.13 and below                            0%            1%            1%            6%            8%
------------------------------------------------------------------------------------------------------------
    Up to 0.15                                0%            2%            9%            8%           15%
------------------------------------------------------------------------------------------------------------
    Up to 0.18                               40%           36%           33%           22%           16%
------------------------------------------------------------------------------------------------------------
    Up to 0.25                               19%           19%           15%           17%           20%
------------------------------------------------------------------------------------------------------------
    Up to 0.35                               21%           24%           23%           25%           23%
------------------------------------------------------------------------------------------------------------
    Above 0.35                               20%           18%           19%           22%           18%
------------------------------------------------------------------------------------------------------------
       Total                                100%          100%          100%          100%          100%
------------------------------------------------------------------------------------------------------------

ABOUT CHARTERED
Chartered Semiconductor Manufacturing, one of the world's top three dedicated semiconductor foundries, is forging a customized approach to outsourced semiconductor manufacturing by building lasting and collaborative partnerships with its customers. The Company provides flexible and cost-effective manufacturing solutions for customers, enabling the convergence of communications, computing and consumer markets. In Singapore, Chartered operates five fabrication facilities and has a sixth fab, which will be developed as a 300mm facility.

A company with both global presence and perspective, Chartered is traded on both the Nasdaq Stock Market (Nasdaq: CHRT) and on the Singapore Exchange (SGX-ST:
CHARTERED). Chartered's 3,500 employees are based at 11 locations around the world. Information about Chartered can be found at www.charteredsemi.com.


SAFE HARBOR STATEMENT UNDER THE PROVISIONS OF THE UNITED STATES PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995

This news release contains forward-looking statements, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements, including without limitation, statements relating to our outlook for the fourth quarter of 2003 and long term outlook for the year 2004 including projected revenues and average selling prices (in each case, including Chartered's share of SMP), utilization, gross loss, net loss, loss per American Depositary Share and projected amounts of unusual items; our expectation of the outlook of the semiconductor industry and improvement in the market sectors that Chartered serves, the growth of Chartered's revenues (including our share of SMP) from advance technologies and percentage of the revenues arising from the sale of 0.13-micron, 0.18-micron and below products; higher shipments of mature technology wafers, the establishment of the joint development agreement with IBM and Infineon and NanoAccess Alliance; establishment of business relationship with CSMC-Tech to broaden exposure to the China market; projected capacity and revenue from advance technology wafers production reflect our current views with respect to future events and financial performance, and are subject to certain risks and uncertainties, which could cause actual results to differ materially from historical results or those anticipated. Among the factors that could cause actual results to differ materially are: changes in market outlook and trends, specifically in the foundry services and communications and computer sectors; the growth rate of fabless companies and the outsourcing strategy of integrated device manufacturers; the rate of semiconductor market recovery; economic conditions in the United States as well as globally; customer demands; unforeseen delays or interruptions in our plans for our fabrication facilities; the performance level of and technology mix in our fabrication facilities; our progress on leading edge products; the successful implementation of our partnership, technology and supply alliances and competition. Although we believe the expectations reflected in such forward-looking statements are based upon reasonable assumptions, we can give no assurance that our expectations will be attained. In addition to the foregoing factors, a description of certain other risks and uncertainties which could cause actual results to differ materially can be found in the section captioned "Risk Factors" in our Annual Report on Form 20-F and our First Quarter 2003 Quarterly Report on Form 6-K filed with the U.S. Securities and Exchange Commission. You are cautioned not to place undue reliance on these forward-looking statements, which are based on the current view of management on future events. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

NanoAccess is a trademark of Chartered Semiconductor Manufacturing. All other trademarks are the property of their respective owners.

           CHARTERED SEMICONDUCTOR MANUFACTURING LTD AND SUBSIDIARIES
            UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
          (In thousands of US Dollars, except share and per share data)


                                                                Determined in accordance with US GAAP
                                                          Three Months Ended            Nine Months Ended
                                                             September 30,                September 30,
                                                          2002          2003           2002           2003
                                                        --------      --------       --------      ---------
Net revenue..........................................   $129,496      $137,673        341,316      $ 369,159
Cost of revenue......................................    156,763       159,359        466,936        476,675
                                                        --------      --------       --------      ---------
Gross loss...........................................    (27,267)      (21,686)      (125,620)      (107,516)
                                                        --------      --------       --------      ---------

Operating expenses:
  Research and development...........................     20,913        30,287         67,226         93,397
  Fab start-up costs.................................      2,386         2,535          5,752          6,927
  Sales and marketing................................     11,364         8,262         31,336         28,432
  General and administrative.........................     10,124        10,803         34,976         25,156
  Other operating expenses...........................          -         3,309              -        (17,654)
                                                        --------      --------       --------      ---------
     Total operating expenses........................     44,787        55,196        139,290        136,258
                                                        --------      --------       --------      ---------

Operating loss.......................................    (72,054)      (76,882)      (264,910)      (243,774)
Equity in income (loss) of SMP.......................    (21,538)        8,794        (73,325)         8,512
Other income.........................................      7,285         4,642         19,265         18,014
Interest income......................................      3,418         2,696         11,683          9,729
Interest expense.....................................    (10,733)      (11,682)       (32,031)       (31,889)
Exchange gain (loss).................................     (2,036)          363         (2,230)           150
                                                        --------      --------       --------      ---------
Loss before income taxes.............................    (95,658)      (72,069)      (341,548)      (239,258)
Income tax expense...................................     (2,236)       (3,820)        (4,838)       (11,809)
                                                        --------      --------       --------      ---------
Loss before minority interest........................    (97,894)      (75,889)      (346,386)      (251,067)
Minority interest in loss of CSP.....................      8,498             -         37,950          9,491
                                                        --------      --------       --------      ---------
Net loss.............................................    (89,396)      (75,889)      (308,436)      (241,576)
                                                        ========      ========       ========      =========

Net loss per share and ADS*

Basic and diluted net loss per share.................      (0.06)        (0.03)         (0.19)         (0.10)


Basic and diluted net loss per ADS...................      (0.56)        (0.30)         (1.94)         (0.97)

Number of shares (in millions) used in computing
 basic and diluted net loss per share................    1,594.9       2,503.0        1,593.6        2,501.3

Number of ADS (in millions) used in computing:
 basic and diluted net loss per ADS..................      159.5         250.3          159.4          250.1

* Share and per share data for 2002 reflect a retroactive adjustment due to an eight-for-ten rights offering completed in October 2002.

           CHARTERED SEMICONDUCTOR MANUFACTURING LTD AND SUBSIDIARIES
                 UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS
                          (In thousands of US Dollars)


                                                      Determined in accordance with US GAAP
                                                                     As of
                                                      --------------------------------------
                                                      December 31,             September 30,
                                                          2002                     2003
                                                      ------------             -------------
ASSETS
Cash and cash equivalents............................  $1,210,925               $  913,171
Accounts receivable, net.............................      95,764                  146,946
Inventories..........................................      21,275                   41,003
Prepaid expenses.....................................       4,081                    6,806
                                                       ----------               ----------
     Total current assets............................   1,332,045                1,107,926
Investment in SMP....................................      33,764                   46,361
Other investments....................................      15,000                   78,828
Technology license agreements........................      16,540                   79,869
Other non-current assets.............................      79,320                   29,629
Property, plant and equipment, net...................   1,861,231                1,636,861
                                                       ----------               ----------
     Total assets....................................  $3,337,900               $2,979,474
                                                       ==========               ==========

LIABILITIES AND SHAREHOLDERS' EQUITY
Accounts payable.....................................  $  134,750               $   54,602
Current installments of long-term debt...............      64,001                  196,324
Accrued operating expenses...........................     141,016                  121,543
Other current liabilities............................      50,219                   62,619
                                                       ----------               ----------
     Total current liabilities.......................     389,986                  435,088
Long-term debt, excluding current installments.......   1,115,930                  938,133
Other non-current liabilities........................      38,885                   69,116
                                                       ----------               ----------
     Total liabilities...............................   1,544,801                1,442,337
Minority interest....................................       7,640                        -
Shareholders' equity.................................   1,785,459                1,537,137
                                                       ----------               ----------
     Total liabilities and shareholders' equity......  $3,337,900               $2,979,474
                                                       ----------               ----------

           CHARTERED SEMICONDUCTOR MANUFACTURING LTD AND SUBSIDIARIES
            UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
                          (In thousands of US Dollars)

                                                                Determined in accordance with US GAAP
                                                                      For The Nine Months Ended
                                                                -------------------------------------
                                                                September 30,           September 30,
                                                                    2002                     2003
                                                                -------------           -------------
CASH FLOWS FROM OPERATING ACTIVITIES
Net loss .....................................................   $ (308,436)             $ (241,576)
Adjustments to reconcile net loss to net cash
 provided by operating activities:
  Equity in loss (income) of SMP .............................       34,015                  (8,512)
  Depreciation and amortization ..............................      340,823                 331,042
  Foreign exchange (gain) loss ...............................       (1,331)                    319
  Minority interest in loss of CSP ...........................      (37,950)                 (9,491)
  Loss (gain) on disposal of property, plant and equipment....           62                  (5,542)
  Cancellation of employee bonus award plan ..................            -                 (27,531)
  Other ......................................................        1,741                  (3,310)
Changes in operating working capital:
  Accounts receivable ........................................       (2,582)                (22,734)
  Amount due from (to) ST, ST affiliates and SMP, net ........      (22,654)                  3,716
  Inventories ................................................      (11,175)                (19,728)
  Prepaid expenses ...........................................       (3,719)                 (2,725)
  Trade accounts payable .....................................        4,787                   2,660
  Accrued operating expenses .................................      (12,100)                  6,575
  Other current liabilities ..................................       (4,804)                 15,018
                                                                 ----------              ----------
Net cash (used in) provided by operating activities ..........      (23,323)                 18,181
                                                                 ----------              ----------

CASH FLOWS FROM INVESTING ACTIVITIES
Proceed from sale of property, plant, equipment and
 other assets ................................................       19,649                   2,397
Purchase of property, plant and equipment ....................     (293,274)               (188,623)
Payment for technology intangibles ...........................       (6,550)                (33,950)
Payments for other investments ...............................            -                 (70,000)
                                                                 ----------              ----------
Net cash used in investing activities ........................     (280,175)               (290,176)
                                                                 ----------              ----------

CASH FLOWS FROM FINANCING ACTIVITIES
Debt
  Borrowings .................................................      210,000                  47,000
  Repayments .................................................     (206,176)                (65,033)
Issuance of ordinary shares ..................................        5,203                   2,710
Deposits .....................................................      (11,599)                (10,117)
                                                                 ----------              ----------
Net cash used in financing activities ........................       (2,572)                (25,440)
                                                                 ----------              ----------

Net decrease in cash and cash equivalents ....................     (306,070)               (297,435)
Effect of exchange rate changes on cash and cash equivalents .           67                    (319)
Cash and cash equivalents at the beginning of the period .....    1,041,616               1,210,925
                                                                 ----------              ----------
Cash and cash equivalents at the end of the period ...........   $  735,613              $  913,171
                                                                 ==========              ==========